UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2004

NTS-PROPERTIES VII, LTD.
(Exact Name of Registrant as Specified in its Charter)

Florida	**0-17589**	**61-1119232**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Incorporation)

**10172 Linn Station Road,
Louisville, Kentucky 40223**
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

ITEM 8.01 - Other Events

On October 25, 2004 and October 27, 2004, NTS Realty Holdings Limited Partnership ("NTS Realty") filed Amendment No. 4 and Amendment No. 5, respectively, to its registration statement on Form S-4, which includes a joint consent solicitation statement/prospectus, with the Securities and Exchange Commission to seek approval of the merger of NTS-Properties III, NTS-Properties IV, NTS-Properties V, NTS-Properties VI and NTS-Properties VII, Ltd. (the "Partnerships") into NTS Realty. The general partners of the Partnerships agreed to pursue a merger of the Partnerships in the Stipulation and Agreement of Settlement that was jointly filed by the general partners, along with certain of their affiliates, with the class of plaintiffs in the action captioned *Buchanan et al. v. NTS-Properties Associates V, et al.* (Case No. C 01-05090).

NTS Realty filed the original Form S-4 on February 4, 2004, Amendment No. 1 on June 18, 2004, Amendment No. 2 on August 13, 2004 and Amendment No. 3 on September 30, 2004.

On October 27, 2004, the Securities and Exchange Commission signed an order declaring NTS Realty's registration statement to be effective and the Partnerships began mailing the joint consent solicitation statement/prospectus to their respective limited partners.

This announcement is not an offer to purchase, a solicitation of an offer to sell or the solicitation of a proxy to vote, any of the limited partner interests of the Partnerships or of NTS Realty. The limited partnership units of NTS Realty, which will be issued if the merger is approved and completed, have not been registered under the Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the registration requirement.

Forward Looking Information

This filing may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. These risks and uncertainties include, but are not limited to, court and other regulatory approval of the proposed merger and the ability to successfully integrate each of the acquired Partnerships, as well as general risks and uncertainties associated with owning real estate. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by each of the Partnerships with the Securities and Exchange Commission. The Partnerships do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS-PROPERTIES VII, LTD.

_____

By: NTS-Properties Associates VII,
         General Partner,
         By: NTS Capital Corporation,
                General Partner

By: /s/ Gregory A. Wells
Gregory A. Wells
Chief Financial Officer of NTS Capital Corporation

Date: October 29, 2004